FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 28, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 4, 2004
2.	Press release dated May 4, 2004
3.	Press release dated May 12, 2004
4.	Press release dated May 13, 2004
5.	Press release dated May 17, 2004
6.	Press release dated May 17, 2004
7.	Press release dated May 17, 2004
8.	Press release dated May 19, 2004
9.	Press release dated May 24, 2004
10.	Circular to Shareholders and Notice of 2004 Annual General Meeting

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 28, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

NEC TECHNOLOGIES (UK) LTD TO USE ARM REALVIEW
DEVELOPER SUITE TECHNOLOGY

NEC Technologies adopt industry-leading ARM RealView Developer Suite compiler technology

READING, UK AND CAMBRIDGE, UK – May 4, 2004 – NEC Technologies (UK) Ltd. [NT(UK)], a part of NEC Corporation [(Nasdaq: NIPNY), (LSE: NEC), (TSE: 6701)], a leading developer of mobile devices and Internet communication technology, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that NEC has adopted the ARM® RealView® Developer Suite RVCT compilation tools enabling them full access to the industry-leading compiler tools technology for mobile phone development. The RVCT compilation tools have been adopted for ongoing mobile phone developments to reduce cost and enhance the overall user experience.

NEC Technologies (UK) Ltd., will use the RVCT compilation tools to quickly and efficiently develop applications for advanced, ARM Powered® mobile handsets based on the C and C++ programming languages. The industry-leading RVCT compilation tools minimize code footprint while maximizing run-time performance, enabling significant memory and power savings. NT(UK)’s use of the RVCT compilation tools marks a significant commitment to the ARM architecture and the tools provided by ARM.

“Embedded software designers need to create highly reliable systems while maintaining low system-build cost. Development tools optimized for the microprocessor architecture are now an essential part of this process particularly in the development of applications using modern high-level languages such as C++,” said Ian Johnson, product manager, RealView Solutions, ARM. “ARM offers an extensive portfolio of development tools and NT(UK)’s adoption of the RVCT compilation tools demonstrates the value and confidence that OEMs place in our development solutions.”

“The ARM RealView development tools are widely regarded in the industry as the tools of choice for developing applications for ARM microprocessor-based devices,”

said Tim Woodruff, Software Department manager, NT(UK). “ARM tools will enable us to continue to develop innovative and compelling applications easily and quickly while maintaining excellent code performance, reducing system cost and extending battery life.”

About the ARM RealView Development Tools

ARM RealView software development and system prototyping tools provide chip designers, product designers and application developers with integrated tools solutions for creating and analyzing systems based on the ARM technology. Unlike any other development tools on the market today, RealView tools have been developed in parallel with the ARM processors and ARM on-chip debug technology, providing the broadest range of support for present and future ARM architectures. The RealView tools provide a complete solution to any design or system-on-chip integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

The heart of the ARM RealView development tool solutions is the ARM Developer Suite™ software. Supporting all ARM cores, this fully integrated package delivers leading edge software compilation, debug and simulation capabilities. The RealView Developer Suite software is complemented by hardware debug products, RealView ICE and RealView Trace, which enable connection to real-silicon or emulation hardware.

The RealView Versatile and RealView Integrator™ families of modular development and prototyping boards shorten product development design cycles by enabling rapid creation of prototypes using off the shelf components. In collaboration with the Partnership, ARM manufactures a range of RealView Developer Kits which are targeted for use with specific Partner products.

About NEC Corporation

NEC Corporation [(Nasdaq: NIPNY) (FTSE: 6701q.l)] is one of the world’s leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. Ranked as one of the world’s top patent-producing companies, NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 140,000 people worldwide and had net sales of approximately $40 billion in the fiscal year ended March 2003. For additional information, please visit the NEC home page at: http://www.nec.com.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

- ends -

ARM, ARM Powered and RealView are registered trademarks of ARM Limited. ARM Developer Suite and Integrator are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China. Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 2

Published: 10:00 04.05.2004 GMT+1 /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

ARM And Synopsys, Inc. Announce Technical Webcast Featuring Joint
System-Level Design Solution For ARM Powered Applications

WHO: ARM [(LSE:ARM)]; (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, and Synopsys, Inc. (Nasdaq:SNPS), the world leader in semiconductor design software, today announced a technical webcast featuring a joint system-level design solution that enables earlier software development and verification of ARM Powered® systems-on-chips (SoCs).

WHAT: This free, in-depth, technical webcast will illustrate a joint solution for designing and analyzing system-level architectures that significantly reduces the design cycle of ARM Powered SoCs. The system-level design solution is based on ARM® RealView® Model Library SystemC(TM) processor models, corresponding Synopsys DesignWare® AMBA(TM) SystemC transaction-level bus models and the Synopsys System Studio system-level design tool. Attendees will learn how to create transaction-level models for AMBA interconnect-based designs and discover how to concurrently develop the SoC hardware and software. This webcast will address how ARM technology-certified SystemC processor models and Synopsys' integrated verification solutions based on System Studio, VCS® and Vera® provide a comprehensive system-level solution that helps reduce SoC design time.

For more information and to register, visit http://seminar2.techonline.com/~synopsysarm22/webcast/

WHEN: Wednesday, May 12 at 12 PM PT/3 PM ET/19:00 GMT and Tuesday, May 18 at 6 AM PT/9 AM ET/13:00 GMT

WHO SHOULD ATTEND: Systems architects, SoC project managers, RTL designers, embedded software developers, and verification engineers.

About Synopsys
Synopsys, Inc. (Nasdaq:SNPS) is the world leader in electronic design automation (EDA) software for semiconductor design. The company delivers technology-leading IC design and verification platforms to the global electronics market, enabling the development of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California and has offices in more than 60 locations throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com/.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming the volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

Editorial Contacts:

IselaWarner
Synopsys,Inc.
650-584-1644
igamboa@synopsys.com

Sarah Seifert
Edelman
650-968-4033
sarah.seifert@edelman.com

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Synopsys, DesignWare, VCS and Vera are registered trademarks of Synopsys, Inc.

ARM, RealView and ARM Powered are registered trademarks of ARM Limited. AMBA is a trademark of ARM Limited. All other trademarks are the property of their respective owners. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V. All other trademarks are the property of their respective owners.

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Item 3

Published: 10:00 12.05.2004 GMT+1 /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

ARM CTO To Deliver Keynote Address At Embedded Processor Forum

WHAT: ARM CTO Mike Muller will deliver the keynote address at Embedded Processor Forum 2004 (EPF), San Jose, California. ARM executives will also participate in sessions on high-performance embedded processing, embedded signal processing and on-chip interconnect technology.

WHEN:	Tuesday, May 18, 2004 - 8:30 a.m.
"The System Level Design Challenge"
Mike Muller, CTO, ARM

Tuesday, May 18, 2004 - 9:20 a.m.
"A New ARMv6 Symmetric Multiprocessing Core"
Peter Middleton, Engineering Manager, ARM

Tuesday, May 18, 2004 - 3:00 p.m.
"Inside ARM's Optimal Data Engine Technology"
Koen Van Nieuwenhove, Product Development Manager, ARM

Wednesday, May 19, 2004 - 4:15 p.m.
On-chip Interconnect Technology Panel
Peter Aldworth, Hardware Systems Architect, ARM

WHERE: Embedded Processor Forum (EPF) 2004
The Fairmont Hotel
San Jose, Calif.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

-ends-

"ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

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Item 4

Published: 09:00 13.05.2004 GMT+1 /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

ARM Holdings plc Analyst And Investor Day

CAMBRIDGE, UK, 13 May 2004 - ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] will be hosting an analyst and investor visit today to its head office in Cambridge, UK.

The briefing will provide analysts and investors with an opportunity to enhance their understanding of the key drivers for long term growth of ARM's business, which is based on the wider adoption of the ARM® architecture by semiconductor companies; the growing number of digital products based on ARM technology and the increasing amount of ARM technology being incorporated on each device. Presentations will include:

§ 'Overview of Market Segments', highlighting the trend to more digital systems permeating all aspects of our lives, with illustrative examples of the opportunities for ARM in the consumer and automotive markets

§ 'Technology and Licensing Drivers' and the development of ARM's technology roadmap

§ 'Systems Approach', enabling ARM to provide additional value to its Partners, as demonstrated by the introduction of OptimoDE® reprogrammable Data Engines

§ 'Evolution of ARM's Business Model' over the medium term as a result of these developments

No material new information will be disclosed during the meeting and ARM will confirm that current trading is in line with guidance given at the Q1 results announcement on 20 April 2004.

A copy of the presentations can be found on the company's website www.arm.com

CONTACTS:

Sarah Marsland/ Juliet Clarke
Financial Dynamics
+44 (0) 207 831 3113

Tim Score
ARM Holdings plc
+44 (0)1223 400 432

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. ARM licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading electronics companies. The company also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in applications such as automotive, consumer entertainment, security, imaging, industrial, mass storage, networking and wireless.

More information on ARM is available at http://www.arm.com

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Item 5

Published: 10:00 17.05.2004 GMT+1 /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

Leading Technology Companies Race To Sign Up To ARM Developers' Conference

What: Some of the industry's leading technology companies have signed up to participate in the first ARM® Developers' Conference in October 2004 in Santa Clara, Calif. To date, participants include:

Artisan, Atmel, Axys Design, Cadence Design Systems, Enea, Express Logic, Freescale Semiconductors (Motorola), Green Hills Software, Hantro, Mentor Graphics, Microsoft, National Semiconductor, Oki, Palmsource, Philips Semiconductors, Quodros, Synopsys Inc., Texas Instruments, Tech-On- Line, Toshiba, Verisity, Virage, Virtio Corporation, Wind River

The conference is the only event that focuses specifically on developers designing applications around the ARM architecture.

The ARM Developers' Conference will feature:

  Keynotes from industry speakers
  Technology tracks for end-user applications
  In-depth seminars on evaluating the right processors for your application
  Presentations on the latest ARM technologies
  Panel discussions on selecting the right solution for ARM Powered® products
  Hands-on workshops on tools and technologies that support the ARM architecture
  Exhibition and sponsorship opportunities for ARM Connected Community members

Exhibition space is limited so find out more about the ARM Developers' Conference, or to register attendance, please go to http://www.arm.com/developersconference

When:	19-21 October 2004

Where:	Santa Clara Convention Center
Santa Clara, California

Who: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

Contacts:
ARM PRESS OFFICE: +44 (0)208 996 4141

Johanna Drake
Text 100 Public Relations
+44 (0)20 8996 4146

Michelle Spencer
ARM
+44 (0)1628 427780

-ends-

ARM and ARM Powered are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V .

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Item 6

Published: 10:00 17.05.2004 GMT+1 /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

ARM Announces Ground-Breaking Embedded Signal Processing Core

OptimoDE technology provides the industry's most efficient solution to modern embedded DSP challenges.

CAMBRIDGE, UK - May 17, 2004 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, announced today at the Embedded Processor Forum in San Jose, Calif., OptimoDETM embedded signal processing core technology optimized for the efficient implementation of domain-specific applications. OptimoDE technology is the first product ARM has developed from the purchase of Adelante Technologies N.V. in July 2003.

"Data Engines are a disruptive technology," said Mike Muller, chief technology officer, ARM. "Today, the processing requirements of consumer applications are outstripping the capabilities of the general-purpose DSP. This is forcing a shift to dedicated logic, which is time-consuming, expensive, and inflexible. OptimoDE cores offer the best industry solution - unprecedented performance but delivered in an ultra-low-power and small-gate-count implementation. OptimoDE Data Engines provide the performance levels of hard-wired dedicated logic with the flexibility associated with a programmable approach."

OptimoDE Data Engine cores employ a VLIW-styled architecture with a fully user-definable data path. Data path configurability enables the designer to completely define and extend the type and number of data path resource units, the data path widths, instruction widths and the number of I/O to the exact requirements of the application domain. Typical instruction lengths vary between 16- and 256-bits. The size and topology of local storage and the level of interconnect are also fully configurable, so each Data Engine can be implemented as efficiently as possible.

"OptimoDE technology is a groundbreaking approach to increased parallelism in an IP solution," said Will Strauss, president of leading DSP market analysts Forward Concepts. "It certainly addresses the current need for dramatically increased programmable computational power at low power consumption for our portable multimedia future."

"With OptimoDE technology, the low-power volume leader has voted on the need for configurable processor engines, and by doing so, has strengthened the market," added Max Baron, principal analyst, In-Stat/MDR. "OptimoDE technology's integration with the ARM® microprocessor cores and development tools will leverage the infrastructure built by ARM and its third-party Partners. ARM can increase the adoption of data-intensive engines by offering a validated combination that can run both applications and system software."

OptimoDE technology represents industry-leading efficiencies in area, power, and performance. In illustration, a minimal configuration, an OptimoDE Data Engine core can be 9,500 gates, clearly demonstrating the area efficiency of the technology. In applications where the technology is shipping today, such as hearing aids, a fully utilized Data Engine achieves 0.0215 mW/MHz in only 26,200 gates (TSMC 130nm technology). A 128-point complex Fast Fourier Transform (FFT) can be implemented in just 226 clock cycles and represents near-theoretical performance of the algorithm.

OptimoDE Data Engine cores are provided with a framework that incorporates library IP, Data Engine design tools, a C compiler, and a powerful profiling suite that assists designers in determining which functions are best implemented, and in which fashion. The C-based tool environment accelerates time-to-market and empowers designers to easily explore their design space. Simulation models and testbenches are produced and assist in verifying the integration process. In addition, the OptimoDE framework can be used in combination with existing ARM development tools.

OptimoDE technology includes an AMBATM methodology-compliant configurable sub-system to simplify SoC integration, development and debugging. The Data Engine sub-system aids efficient high bandwidth data and memory access in performance critical applications. OptimoDE technology also supports the ARM DSP Integration Specification to ease the learning curve for designers familiar with working with ARM microprocessor cores and third-party DSPs. http://www.arm.com/news/3795.html.

"For our Partners developing consumer electronics," continued Mike Muller, "OptimoDE technology delivers the same benefits they expect from ARM microprocessor cores: reduced time-to-market; leading power, performance, and area; and maximized margins. OptimoDE technology also empowers Partners with what they most want: flexibility to differentiate, and the ability to increase market share and penetrate new markets."

OptimoDE technology is available now from ARM.

About ARM

2

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

Key message points for journalists and analysts:

  The embedded signal processing market, driven by the demand for ever more sophisticated multimedia and networking communications, continues to grow in significance and size. However, the rapidly changing technology demands can often no longer be efficiently served using conventional signal processing approaches.

  OptimoDE Data Engines are a new technology that delivers the performance levels of dedicated logic with the re-programmability of a general-purpose DSP. Typically, OptimoDE Data Engines provide an order-of-magnitude increase in performance when compared to conventional signal processing approaches.

  OptimoDE Data Engines satisfy the data processing and signal processing demands of next-generation applications.

  OptimoDE technology is an architecture framework that empowers an engineer to design and develop Data Engines that are fully configurable and extensible VLIW-styled signal processors.

  OptimoDE technology is licensable intellectual property with an associated tool environment. It is AMBA technology-compliant and works well in ARM core-based systems.

ENDS

ARM is a registered trademark of ARM Limited. AMBA and OptimoDE are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the

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regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

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Item 7

|
Published: 10:00 17.05.2004 GMT+1 /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

ARM Announces First Integrated Multiprocessor Core

First product from successful ARM and NEC Electronics partnership.

CAMBRIDGE, UK - May 17, 2004 - ARM [LSE: ARM, Nasdaq: ARMHY], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced at the Embedded Processor Forum, San Jose, Calif., the availability of a new form of licensable processor, which has been developed as part of its ongoing partnership with NEC Electronics. The MPCore(TM) synthesizable multiprocessor, based on the ARMv6 architecture, can be configured to contain between one and four processors delivering up to 2600 Dhrystone MIPS of performance. The MPCore multiprocessor implements Adaptive Shutdown(TM) technology and the ARM® Intelligent Energy Manager technology to reduce power consumption by up to 85 percent. NEC Electronics will use the configurable ARM processor in high-performance, low-power products across the consumer electronics, automotive and mobile markets.

The new ARM multiprocessor solution delivers greater performance at lower frequencies than comparable single processor solutions, bringing significant cost savings to system designers. Multiprocessing is ideal for demanding applications executing multiple tasks at the same time such as consumer entertainment and convergence devices in the home and car. Examples include a set-top-box recording several TV channels while sharing home movies across the Internet, and an in-car navigation system delivering simultaneous back-seat video gaming.

The MPCore multiprocessor supports up to four-way cache coherent symmetric multiprocessing (SMP), up to four-way asymmetric multiprocessing (AMP), or any combination of both. This flexibility provides increased throughput and system responsiveness, with full portability of existing applications and scalable performance for multithreaded applications. The ability to support multiple workloads addresses the needs of networking devices to process more packet streams and higher data throughput.

"Multi-processing can give system designers very high processing performance combined with low-power consumption. Through our partnership with NEC Electronics we have developed the ground breaking MPCore multiprocessor which delivers the benefits of scalable multi-processing in a configurable and easy to use implementation," said Mike Muller, CTO, ARM. "Our commitment to producing innovative IP enables our Partners to produce the most advanced digital products, and enrich the end-user experience, in the consumer electronics and networking markets. These are areas where we are seeing considerable growth in the deployment of the ARM architecture."

"The announcement of the high-performance, low-power MPCore multiprocessor is a major milestone in our ongoing collaboration with ARM," said Hirokazu Hashimoto, executive vice president of NEC Electronics.. "The MPCore multiprocessor enables us to deliver high-performance and low-power solutions for next-generation multimedia processing applications in the wireless mobile, home, and automotive markets. It is innovative IP that enables us to provide scalable system solutions to customers through efficient software reuse based on the advanced MPCore multiprocessor architecture, and create true system LSI solutions for next-generation digital devices.."

Software and OS Support
The MPCore multiprocessor supports both SMP and AMP software models, and supports a broad range of OS (operating system) and application software.

"Combined with innovative power conservation, the new ARM multiprocessor core will enable device manufacturers to deliver high-performance applications," said Glenn Seiler, director, Product Marketing, MontaVista Software.

"Developers will appreciate the strong synergy between this technology and MontaVista Consumer Electronics Edition's dynamic power management capabilities and native Linux support for symmetric multiprocessing."

"The MPCore multiprocessor provides the technology the industry needs to create complex and high-performance devices," said Robert Day, director of Marketing from Mentor Graphics Embedded Systems Division.. "Development of a multiprocessor interface within our Nucleus PLUS RTOS will be consistent with the technology in the MPCore multiprocessor and we look forward to releasing the Nucleus® operating system for this platform."

"At the KTH Royal Institute of Technology of Sweden, we have published multiple papers on the energy and performance advantages of multiprocessor designs in embedded systems using a similar adaptive shutdown technique as supported by the MPCore multiprocessor," said Mats Brorsson, professor in Computer Architecture at KTH. "In transferring our OpenMP compiler technology to ARM that simplifies the development of SMP applications, we have been able to demonstrate the advantages of multiprocessor technology we had previously predicted."

The MPCore multiprocessor supports the ARMv6 architecture, with SIMD media extensions for next-generation rich multimedia and convergent devices and ARM

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Jazelle® Java acceleration. The MPCore multiprocessor implements between one and four processors with cache coherency using a modified MESI protocol. It also features configurable level 1 caches, 64-bit AMBA(TM) AXI interfaces, vector floating-point coprocessors and programmable interrupt distribution. The processor supports Adaptive Shutdown of unused processors to give dynamic power consumption as low as 0.57mW/MHz from a generic 130nm process excluding cache. The ARM Intelligent Energy Manager technology can further reduce consumption by dynamically predicting the required performance and lowering the voltage and frequency. The MPCore multiprocessor enables system designers to view the core as a single "uniprocessor", simplifying development and reducing time-to-market.

Availability

The MPCore multiprocessor is available for licensing from ARM now. First silicon is expected Q2 2005. An evaluation system for the MPCore multiprocessor with Linux 2.6 OS and development tools is available today to enable early software development for MPCore multiprocessor designs.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www..arm.com

Key messages for analysts and journalists

  ARM launches its first high performance multiprocessor core designed to run many applications at the same time with low-power consumption.

  This is part of the ongoing partnership with NEC Electronics announced last year.

  The ARM MPCore processor is fully configurable and provides scalable performance for a range of markets including consumer entertainment and networking.

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Contact:

ARM Press Office
+44 (0) 208 996 4141

ENDS
ARM and Jazelle are registered trademarks of ARM Limited. AMBA and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

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Item 8

Published: 10:00 19.05.2004 GMT+1 /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

Marvell Announces First Family Of High Performance Embedded Microprocessors Utilizing The ARM Architecture

Marvell signs broad architectural licensing agreement with ARM for long-term strategy of providing unified embedded microprocessors for high-volume SoCs targeting consumer entertainment, networking and storage applications.

SUNNYVALE, CALIF. AND CAMBRIDGE, UK - May 19, 2004 - Marvell® (Nasdaq: MRVL), a technology leader in the development of extreme broadband communications and storage solutions, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced that Marvell has signed a full architectural licensing agreement that enables them to produce a new family of high performance, proprietary embedded microprocessors that will fully run the ARM® architecture. The new microprocessors incorporate advanced RISC design techniques normally found in high-end microprocessors and achieve 500+MHz-operating frequencies using standard foundry CMOS processes. By using Marvell proprietary targeted custom design techniques, the new microprocessors are able to achieve many times the typical operating speed of fully synthesizable processor cores.

Marvell, only the second company to announce a product family based on the full ARM architecture, is using the new processor family in Marvell system-on-chip (SoC) products. Additionally, Marvell offers access to these high-performance processors for integration with select high volume customer ASICs. This important initiative of integrating the ARM Architecture technology with Marvell's SoCs and ASICs will directly benefit customers by enabling a time-to-market advantage. Leveraging the network of development tools and third-party software supporting the ARM architecture through the ARM Connected Community program further enhances this time-to-market advantage.

"The key to many of our successful products is our mixed signal and DSP capabilities designed in Marvell's SoCs," said Dr. Sehat Sutardja, Marvell's President and CEO. "We feel that it is becoming increasingly important though to embed high performance microprocessors in consumer SoCs, as our customers look to deploy more functionality and complex applications. Marvell's investment in developing customized high performance, embedded microprocessors is targeted squarely at this market to provide the best and most unique solution to our customers."

"This partnership with Marvell is an endorsement of the ARM architecture in high-performance embedded applications," said Warren East, CEO, ARM. "Marvell will now be able to offer enhanced microprocessor-based SoCs that provide the high processing capabilities that are needed in the consumer entertainment, networking and storage space. ARM is committed to achieving significant growth in the embedded control market and the ARM-Marvell relationship will accelerate us towards that goal."

There are many end markets where customers can benefit from high performance embedded microprocessors. Among the largest market opportunity is the Hard Disk Drive (HDD) market. In the traditional HDD market, faster processors translate to faster access times and transaction throughput. The new emerging consumer audio and video end markets will also benefit from small form factor and low cost HDD devices that can implement a variety of media decoding formats, such as MPEG4 and MP3. Previously these functions would have been handled using a combination of complex hardwired digital logic and one or two microprocessors versus using only one new, Marvell high performance microprocessor. This new solution not only can achieve a lower system cost but the embedded high performance microprocessor enables future upgrades to the system.

Another market that will benefit from higher performance microprocessors is the printer market. This market is a good example of where a higher performance microprocessor is always needed. Higher performance equates to more pages per minute for the end user. Similarly, low power, high performance PDAs will also benefit tremendously from high performance microprocessors and longer battery-life.

Additionally, many of Marvell's leading wired and wireless LAN communication solutions will also benefit from the new embedded microprocessor technology enabling faster, more functional switches and routers to support expanding Quality of Service, System Management, and Security capabilities.

Availability
The new embedded microprocessors are already being integrated into Marvell products. Custom ASICs are available now to high-volume customers. About Marvell Marvell (Nasdaq: MRVL) is the leading global semiconductor provider of complete broadband communications and storage solutions. The Company's diverse product portfolio includes switching, transceiver, communications controller, wireless, and storage solutions that power the entire communications infrastructure, including enterprise, metro, home, and storage networking. As used in this release, the terms "Company" and "Marvell" refer to Marvell Technology Group Ltd. and its subsidiaries, including Marvell Semiconductor, Inc. (MSI), Marvell Asia Pte Ltd. (MAPL), Marvell Japan K.K., Marvell Taiwan Ltd., Marvell International Ltd. (MIL), Marvell U.K. Limited, Marvell Semiconductor Israel Ltd. (MSIL), RADLAN Computer Communications Ltd., and SysKonnect GmbH. MSI is headquartered in Sunnyvale, Calif., and designs, develops and markets products on behalf of MIL and MAPL. MSI may be contacted at (408) 222-2500 or at www.marvell.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

Safe Harbor Statement of Marvell under the Private Securities Litigation Reform Act of 1995: Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "can," "may," "will," "should," "shall," "continue," and similar expressions identify forward-looking statements in this release. Statements referring to or based on uncertainties also identify forward-looking statements. These statements include those relating to the products operating speed and those relating to the identification of end markets expected to benefit from high performance embedded microprocessors. All forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in these statements. Some risks and uncertainties include the timing, cost and successful completion of development and volume production, end-customer qualification and adoption, and the timing, pricing, rescheduling, or cancellation of orders. For other factors that could cause Marvell's results to vary from expectations, please see the sections titled "Additional Factors That May Affect Future Results" in Marvell's annual report on Form 10-K for the year ended January 31, 2004 and Marvell's subsequent reports on Form 10-Q. We undertake no obligation to revise or update publicly any forward-looking statements.

Media Contacts

Kellie DiNaro
Senior Public Relations Manager

Marvell Inc.
Tel: (408) 222-2500
E-mail: kdinaro@marvell.com

Michelle Spencer
ARM Corporate Communications
Tel: +1 44 1628 427780
E-mail: michelle.spencer@arm.com

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Belgium N.V.

Marvell® and the Marvell logo are trademarks of Marvell. All other trademarks are the property of their respective owners.

Item 9
  ARM technology is ideal for the rapidly growing Voice Over Internet Protocol (VoIP) edge device market.

  ARM supports emerging technologies in the networking space and is working with experts in VoIP and other areas, like Trinity Convergence, to bring industry-leading ARM technology to new markets.

  This ARM core-based, Trinity VoIP product represents a true cost savings for OEMs by enabling VoIP through a software only approach, eliminating the need for a separate DSP for voice processing.

TRINITY CONVERGENCE AND ARM ANNOUNCE SINGLE CHIP
SOLUTION FOR VOIP-ENABLED SOHO/RESIDENTIAL DEVICES

VeriCall Edge and ARM926EJ-S microprocessor to deliver soft VoIP for cost-sensitive equipment designs

RESEARCH TRIANGLE PARK, N.C., AND CAMBRIDGE, UK – May 24, 2004 - Trinity Convergence Inc., a developer of embedded communications software solutions for developers of VoIP equipment, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced Trinity’s VeriCall Edge™ software platform supported on the ARM926EJ-S™ microprocessor core.

VeriCall Edge technology is a complete and integrated VoIP software platform offering media processing, packet handling, SIP protocol, and audio interface functionality required to implement VoIP-ready SOHO and residential gateways, analog terminal adapters (ATAs), and multi-mode (mobile cellular/Wi-Fi) handsets. The VeriCall Edge platform enables developers to add VoIP functionality without the need for costly and power-hungry external VoIP ASICs or Digital Signal Processors (DSPs). VeriCall Edge technology uses the available computing power within the ARM926EJ-S microprocessor core with DSP extensions to introduce soft VoIP functionality into the equipment.

Page 2 Trinity/ARM

“The VeriCall Edge platform and the ARM926EJ-S processor combination is a compelling approach for OEMs to implement the most cost sensitive VoIP SOHO devices,” said Mike Inglis, executive vice president of Marketing at ARM. “Furthermore, the single chip VoIP subsystem solution significantly reduces development cost, design complexity, and time-to-market.”

“Developers of VoIP residential gateways, ATAs, and IP phones now have a significant advantage in significantly reducing bill of material costs,” said Salim Bhatia, CEO of Trinity Convergence. “Not only does the solution eliminate the need for a costly DSP, but the highly portable nature of the VeriCall Edge platform enables OEMs to leverage the price, power, and performance curves of any semiconductor vendor employing the ARM9E™ core family.”

The ARM9E family enables single core solutions for microcontroller, DSP, and Java applications, offering savings in chip area and complexity, power consumption, and time-to-market. The ARM9E family of products are DSP-enhanced 32-bit RISC processors, well suited for applications requiring a mix of DSP and microcontroller performance. The family includes the ARM926EJ-S processor, the ARM946E-S™ processor, the ARM966E-S™ processor, and the newly released ARM968E-S™ processor, optimized for low-cost information and networking applications. They include signal processing extensions to enhance 16-bit fixed point performance using a single-cycle 32 x 16 multiply-accumulate (MAC) unit, and implement the 16-bit Thumb® instruction set giving excellent code density, maximizing savings on system cost. The ARM926EJ-S processor also includes ARM® Jazelle® technology which enables the direct execution of Java bytecodes in hardware.

The VeriCall Edge platform includes the principal VoIP functions with a flexible framework including: G.711, G.726, G.729 A/B, GSM/AMR, EVRC, and SMV voice coders, voice activity detect, packet loss concealment, acoustic and line echo cancellers, DTMF detect and generate, jitter buffer manager, RTP/RTCP/UDP/IP, and an embedded SIP stack for call control on a single chip solution. The VeriCall Edge platform is written in portable ‘C’. Optimized versions are available for the ARM9E family of products. The

Page 3 Trinity/ARM

initial release of the VeriCall Edge platform will be under embedded Linux. Future releases will support VxWorks®, Symbian OS™, and Microsoft CE .NET™.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About Trinity Convergence

Trinity Convergence provides telecom equipment OEMs and semiconductor vendors with comprehensive and open VoIP enabling software. Its VeriCall product line incorporates the intrinsic software elements to develop robust VoIP products from the core of the network to the edge. For more information, visit www.trinityconvergence.com.

# # #

VeriCall Edge is a trademark of Trinity Convergence, Inc. All other products or services referenced may be trademarks or service marks of their respective companies or organizations.

ARM, Thumb and Jazelle are registered trademarks of ARM Limited. ARM9E, ARM926EJ-S,

ARM946E-S, ARM966E-S and ARM968E-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

For more information, contact:

Alli Blakebrough, Marketing Communications Manager
Trinity Convergence
919-433-7004
ablakebrough@trinityconvergence.com

Item 10

This document is important and requires your immediate attention.

If you are in any doubt about the action you should take concerning it you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares in ARM Holdings plc (“the Company”) please forward this document and the accompanying form of proxy to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ARM Holdings plc
Registered in England – No 2548782

Circular to Shareholders
and
Notice of 2004 Annual General Meeting

Notice of the 2004 Annual General Meeting of the Company, to be held at 110 Fulbourn Road, Cambridge CB1 9NJ at 2pm on Monday 26 April 2004, is set out at the end of this document.

In case you are unable to attend and vote at the Annual General Meeting, a form of proxy for use at the meeting is enclosed. To be valid, forms of proxy should be completed, signed and returned so as to be received by the Company’s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AE (Freepost SEA 7139), as soon as possible, but in any event so as to be received not later than 2pm on 24 April 2004.

110 Fulbourn Road Cambridge CB1 9NJ

11 March 2004

To the holders of the Company’s ordinary shares and, for information only, to participants in the Company’s employee share schemes.

Dear Shareholder

Annual General Meeting – 26 April 2004

Introduction
You will find set out on pages 4, 5 and 6 the Notice convening the Company’s Annual General Meeting to be held at 110 Fulbourn Road, Cambridge CB1 9NJ, on Monday 26 April 2004 at 2pm. The ordinary business of the meeting involves receiving the Company’s Annual Report and Accounts for the year ended 31 December 2003, the approval of a dividend in respect of 2003, the approval of the Directors’ Remuneration Report, the re-election of directors and the re-appointment of the auditors. The Company is also proposing, as special business, to seek authority for the Company to purchase its own shares and to adopt new Articles of Association to take account of certain regulatory developments and current market practice. For your information, the explanatory notes below summarise the purpose of each resolution to be voted on by you at this year’s Annual General Meeting.

Report and accounts for the year ended 31 December 2003 (Resolution 1)
The Companies Act 1985 requires that the Company’s audited accounts, together with the directors’ and auditors’ reports, are laid before shareholders in general meeting. In accordance with best practice, shareholders are invited to vote on the Annual Report and Accounts and, before the resolution is voted on, to raise any questions arising out of the information contained in them.

Dividend (Resolution 2)
In the light of the Company’s strong financial position and the cash generative nature of its business, the directors are proposing a combined interim and final dividend in respect of the year to 31 December 2003 of 0.6 pence per ordinary share. If approved, the dividend would be paid on 7 May 2004 to shareholders on the register as at 2 April 2004.

Approval of the Directors’ Remuneration Report (Resolution 3)
The directors are seeking shareholders’ approval of the Directors’ Remuneration Report at the Annual General Meeting in accordance with the Directors’ Remuneration Report Regulations 2002. The Directors’ Remuneration Report is set out in full on pages 24 to 29 of the Annual Report and Accounts.

Re-election of director (Resolution 4)
Having served as a director for three years since last re-elected by shareholders, Warren East retires from office in accordance with Article 79 of the Company’s Articles of Association. He is standing for re-election at the Annual General Meeting.

A brief biography of Warren East, including his relevant experience, is set out on page 14 of the Annual Report and Accounts.

Re-appointment of auditors (Resolution 5)
The Company’s auditors, PricewaterhouseCoopers LLP, retire at the Annual General Meeting and are standing for re-election. The audit committee is recommending such re-election.

Approval of market purchase of ordinary shares (Resolution 6)
In certain circumstances, it may be advantageous for the Company to purchase its own shares. Resolution 6, which will be proposed as a special resolution, gives authority to the directors for the purchase by the Company of up to 102,330,000 ordinary shares (representing approximately 10% of the issued share capital of the Company as at 17 February 2004) at a price not exceeding 105% of the average middle-market closing price of such shares on the five dealing days prior to the date of purchase.

The directors will use this authority only after careful consideration, taking into account market conditions prevailing at the time, other investment opportunities, appropriate gearing levels and the overall financial position of the Company. In particular, this authority will be exercised only if the directors believe that it is in the best interests of shareholders generally and will increase earnings per share.

The resolution specifies the maximum number of shares which may be acquired and the maximum and minimum prices at which they may be bought.

Recent legislation has enabled companies to hold in treasury shares acquired by way of market purchase, rather than having to cancel them. The Company will consider holding as treasury shares any of its own shares that it purchases pursuant to the authority conferred by this resolution. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base.

2 ARM

ARM Holdings plc Circular to Shareholders

No dividends would be paid on shares whilst held in treasury and no voting rights would be exercised by the Company in respect of such shares. Whilst in treasury, the shares would be treated as if cancelled.

Adoption of new Articles of Association (Resolution 7)
The directors are also seeking your approval to adopt new Articles of Association. The main change to the Articles of Association is to increase the maximum number of directors of the Company from 10 to 12 to give the Company flexibility to increase the size of the Board in the light of recent corporate governance developments. Since the Company adopted its existing Articles of Association there have been some changes in applicable legislation and regulation, mainly concerning treasury shares and the new Combined Code. In view of this, the directors consider that it is appropriate to update the Articles of Association generally. A description of the principal differences between the existing Articles of Association and the proposed new Articles of Association is set out in the Appendix to the Notice of Annual General Meeting.

The proposed new Articles of Association give to the directors a general authority to allot shares and a limited disapplication of statutory pre-emption rights over the issue of new shares for cash. Such authority and disapplication will expire on the date of the Annual General Meeting in 2009 or on 25 April 2009, whichever is the earlier, unless revoked or extended before then. If the new Articles of Association are adopted:

(a)	the directors will have authority to allot shares up to an aggregate nominal amount of £170,500 (341,000,000 ordinary shares of 0.05 pence each), representing approximately 33% of the issued ordinary share capital of the Company as at 17 February 2004; and

(b)	the directors will also have authority to allot new shares for cash, and to sell for cash any shares which the Company may hold in treasury, otherwise than to shareholders in proportion to existing holdings up to an aggregate nominal amount of £25,500 (51,000,000 ordinary shares of 0.05 pence each), representing approximately 5% of the issued ordinary share capital of the Company as at 17 February 2004.

The directors have no present intention of making allotments of new shares, or selling treasury shares, except for the purpose of satisfying options granted under the Company’s share option schemes.

A draft (subject to amendments) of the new Articles of Association will be available for inspection at the Company’s registered office and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ, during usual business hours on weekdays (Saturdays and public holidays excluded) until the conclusion of the Annual General Meeting, and will also be available for inspection at the meeting from at least 30 minutes prior to the commencement of the meeting until its conclusion.

Recommendation
The directors believe that Resolutions 6 (Approval of market purchase of ordinary shares) and 7 (Adoption of new Articles of Association) are in the best interests of the Company and its shareholders. Accordingly, the directors unanimously recommend that you vote in favour of all the resolutions to be proposed at the Annual General Meeting, as they intend to do in respect of their own beneficial holdings amounting in aggregate (at the close of business on 17 February 2004, being the latest practicable date prior to the printing of this document) to 25,214,100 ordinary shares of 0.05 pence each, representing 2.46% of the current issued share capital of the Company.

Action to be taken
You will find enclosed with this document a reply-paid form of proxy for use at the Annual General Meeting. Whether or not you intend to be present at the Annual General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed on it and return it to the Company’s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AE (Freepost SEA 7139), as soon as possible, but in any event so as to be received not later than 2pm on 24 April 2004. The return of the completed form of proxy will not prevent you from attending the Annual General Meeting and voting in person, should you so wish.

Yours faithfully

Sir Robin Saxby
Chairman

3 ARM

ARM Holdings plc Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of ARM Holdings plc (the “Company”) will be held at 110 Fulbourn Road, Cambridge CB1 9NJ, on Monday 26 April 2004 at 2pm for the following purposes:

Ordinary business
1	To receive the Company’s Annual Report and Accounts for the year ended 31 December 2003.

2	To declare a combined interim and final dividend of 0.6 pence per share in respect of the year ended 31 December 2003.

3	To approve the Directors’ Remuneration Report (as set out on pages 24 to 29 of the Annual Report and Accounts) for the financial year ended 31 December 2003.

4	To re-elect Warren East as a director.

5	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the directors to fix the remuneration of the auditors.

Special business
To consider and, if thought fit, pass the following resolutions, which will be proposed as Special Resolutions:

6	THAT the Company be and is hereby unconditionally and generally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act ) of ordinary shares of 0.05 pence each in the capital of the Company provided that:
	(a)	the maximum number of shares which may be purchased is 102,330,000;
	(b)	the minimum price which may be paid for each share is 0.05 pence;
	(c)	the maximum price (excluding expenses) which may be paid for any ordinary share is an amount equal to 105% of the average of the middle-market quotations of the Company’s ordinary shares as derived from the Official List of the London Stock Exchange for the five business days immediately preceding the day on which such share is contracted to be purchased;
	(d)	this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2005 or, if earlier, 26 July 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

7	THAT the Articles of Association produced to the meeting and, for the purposes of identification, initialled by the Chairman be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

By order of the board

Patricia Alsop
Secretary

11 March 2004

Registered office
110 Fulbourn Road
Cambridge
CB1 9NJ

4 ARM

Notes
1	The Company’s Annual Report and Accounts and the Notice of Annual General Meeting are sent to participants in the Company’s employee share schemes for information only. They are not entitled to attend or vote in person or by proxy at the Annual General Meeting unless they are shareholders in their own right.

2	A member entitled to attend and vote at this Annual General Meeting is entitled to appoint a proxy (or proxies) to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company.

3	A form of proxy is enclosed. The appointment of a proxy will not prevent a member from subsequently attending and voting at the meeting in person.

4	To be effective, the appointment of a proxy must be in writing in any usual or common form or in any other form which the directors may approve and (i) in the case of an individual must either be signed by the appointor or his attorney and (ii) in the case of a corporation must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation. The signature on such appointment need not be witnessed. Where appointment of a proxy is signed on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the directors must (failing previous registration with the Company) be submitted to the Company’s Registrars at the address shown on the proxy form not less than 48 hours before the time of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used.

5	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time for receipt of proxy appointments specified in note 4. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider take) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, the CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

6	Copies of (i) all contracts of service under which directors of the Company are employed by the Company or any of its subsidiaries; (ii) the letters setting out terms and conditions of appointment of the non-executive directors of the Company; and (iii) the Register of Directors’ Interests in the share capital of the Company maintained in accordance with Section 325 of the Companies Act 1985 will be available for inspection at the Company’s registered office from the date of this notice until the conclusion of the Annual General Meeting and will also be available for inspection at the meeting from at least 30 minutes prior to the commencement of the meeting until its conclusion.

7	To be entitled to attend and vote at the meeting (and for the purpose of determining the number of votes shareholders may cast), members must be entered on the Company’s register of members at 6pm on 24 April 2004 or, if the meeting is adjourned, members must be entered on the Company’s register of members at 6pm on the day two days before the time fixed for the adjourned meeting, these being the times specified by the Company pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001.

5 ARM

ARM Holdings plc Notice of Annual General Meeting

Appendix

SUMMARY OF NEW ARTICLES OF ASSOCIATION
A description of the principal differences between the existing Articles of Association and the new Articles of Association (the “Articles”) proposed to be adopted at the Annual General Meeting is set out below:

Treasury shares
The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003, allow the Company, when it repurchases its own shares, rather than immediately cancelling the shares, to hold up to 10% of its issued shares “in treasury”. Treasury shares are shares which a company has bought but not cancelled. These shares are available to the Company for subsequent sale for cash or cancellation. While shares are in treasury, voting rights are suspended and dividends are not paid.

The Articles have been amended to reflect the introduction of the treasury share regime (Articles 6, 9 and 61). Also, shares will be able to be transferred out of treasury free of pre-emption rights up to the prevailing disapplication of Section 89 of the Companies Act 1985.

Maximum number of directors
The Articles have been amended to increase the maximum number of directors of the Company from 10 to 12 to give the Company flexibility to increase the size of the Board in light of recent corporate governance developments (Article 70).

Retirement of directors
The Articles have been amended to reflect the current requirement that each director must retire or, if eligible, stand for re-election every three years. They also take account of changes to the Combined Code following the Higgs Report (Articles 79, 80, 83 and 85).

Authority to allot shares and disapplication of pre-emption rights
The Articles have been amended to incorporate a general authority for the directors to allot shares, and a limited disapplication of statutory pre-emption rights over the issue of new shares and the sale of treasury shares for cash (Article 9) which can be renewed at each Annual General Meeting by a short and straightforward resolution. The initial authority and disapplication will confer authority on the directors to allot shares as explained on page 3 of this document under “Adoption of new Articles of Association (Resolution 7)”.

Other matters
CREST proxy voting – The Articles have been amended to provide for the CREST proxy voting service (Articles 56, 66 and 134).

Untraced shareholders – The Company is no longer required to give notice to the London Stock Exchange of its intention to make a sale of shares where the shareholder cannot be traced. The Articles have been amended accordingly (Article 43).

All other changes to the Articles are minor adjustments to definitions, re-formatting and cross-referencing changes.

6 ARM